SHINSEI BANK

RECEIVED
2004 JUN -3 A 10: 19
OFFICE OF INTERNATIONAL CORPORATE FINANCE

SHINSEI BANK, LIMITED
1-8, UCHISAIWAICHO 2-CHOME, CHIYODA-KU, TOKYO 100-8501, JAPAN
TEL: 03-5511-5111 TLX J24308

File No. 82-34775
May 25, 2004

04030523

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
Room 3094 – Stop 3-6
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

SUPPL

Re: Shinsei Bank, Limited – 12g3-2(b) exemption

Ladies and Gentlemen:

In connection with our exemption as a foreign private issuer pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, we hereby furnish the Securities and Exchange Commission with the following information required by Rule 12g3-2(b):

A. English Language Documents

PROCESSED
JUN 10 2004
THOMSON FINANCIAL

(1) Press release dated April 1, 2004 (Attached hereto as Exhibit A-1)
(2) Press release dated April 5, 2004 (Attached hereto as Exhibit A-2)
(3) Press release dated May 18, 2004 (Attached hereto as Exhibit A-3)
(4) Press release dated May 24, 2004 (Attached hereto as Exhibit A-4)

B. Japanese Language Documents

(1) Press release dated April 1, 2004
(English Translation attached hereto as Exhibit B-1, the same as A-1)
(2) Press release dated April 5, 2004
(English Translation attached hereto as Exhibit B-2, the same as A-2)
(3) Press release dated May 18, 2004
(English Translation attached hereto as Exhibit B-3, the same as A-3)
(4) Press release dated May 24, 2004
(English Translation attached hereto as Exhibit B-4, the same as A-4)

C. Japanese Language Documents
Brief descriptions of the documents for which no English language version has been prepared are set forth in Annex A hereto.

Very truly yours,

Shinsei Bank, Limited

By: ____________________
Name: Kazumi Kojima
Title: General Manager
Corporate Communications Division

Exhibit A-1

INFORMATION

SHINSEI BANK

SHINSEI BANK, LIMITED
1-8, Uchisaiwaicho 2-Chome, Chiyoda-ku, Tokyo 100-8501 Japan
TEL: 03-5511-5111

For Immediate Release

Shinsei Bank Announces Executive Assignment Changes

Tokyo (Thursday, April 1, 2004) – Shinsei Bank, Limited ("Shinsei Bank") today announced the following executive assignment changes, effective April 1, 2004.

Mr. K. Sajeeve Thomas, Corporate Executive Officer and Head of the Retail Banking Group and General Manager of the Retail Business Division, becomes Corporate Executive Officer and Head of the Retail Banking Group and General Manager of the Retail Business Division. (The Japanese name of the Retail Business Division is to be changed, effective April 1, 2004.)

Mr. Satoru Katayama, Corporate Executive Officer and General manager of the Retail Sales Sub-Group, becomes Corporate Executive Officer and Deputy Head of the Retail Banking Group.

Exhibit A-2

INFORMATION

SHINSEI BANK

SHINSEI BANK, LIMITED
1-8, Uchisaiwaicho 2-Chome, Chiyoda-ku, Tokyo 100-8501 Japan
TEL: 03-5511-5111

For Immediate Release

Shinsei Bank Announces Executive Retirement

Tokyo (Monday, April 5, 2004) – Shinsei Bank, Limited ("Shinsei Bank") today announced the following executive retirement, effective April 15, 2004.

Mr. Hidebumi Mori will retire as Corporate Executive Officer and Senior Managing Director of Shinsei Bank, and become Chairman and President of Shinsei Securities Co., Ltd., effective April 15, 2004.

Exhibit A - 3

INFORMATION

SHINSEI BANK

SHINSEI BANK, LIMITED
1-8, Uchisaiwaicho 2-Chome, Chiyoda-ku, Tokyo 100-8501 Japan
TEL: 03-5511-5111

For Immediate Release

Development and Sales of Absolute Return Fund Based on Currency Investment by Shinsei Bank, FX Concepts and Barclays Group

- With 80% or more of principal protection -

Tokyo (Tuesday, May 18, 2004) --- Shinsei Bank, Limited ("Shinsei Bank") today announced that it agreed to the development and exclusive sale by Shinsei Bank of a Yen denominated investment product seeking absolute return (with 80% or more of the original principal protection) jointly with FX Concepts Limited ("FX") and Barclays Group.

FX manages a yen-denominated absolute return fund using foreign currency market instruments. This fund aims to generate stable earnings by diversifying investment over currencies of 11 developed countries and at the same time, making strategy diversification using three models based on source of earnings comprising trend, interest differentials and option premiums. The fund is basically managed by systematic investment, but risk events not easily reflected in standard models, such as geopolitical risks (terrorist attacks and such) are to be considered at the final investment decisions.

In addition, Britain's Barclays Group is providing the necessary structure to secure the principal amount (or a specified floor). Specifically, Barclays conducts dynamic rebalancing so-called portfolio insurance between the fund managed by FX and stable investment in short-term financial instruments, and Barclays Bank (rating: S&P: AA, Moody's: Aa1, Fitch: AA+) is to secure all or part of the principal through its guarantee to be granted to the funds. The level at which the principal is to be secured by the guarantee is to be 80% of the original yen-denominated amount of principal, and thereafter, this is structured to have the potential of being stepped up to 100% depending upon the future status of investment.

In recent years, it has become common practice for individual customers to diversify their assets into foreign currency-denominated types, and furthermore, many people now consider foreign currencies movements themselves as investment instruments. However, normal holdings of foreign currency-denominated assets alone simply bring profit when the yen weakens or loss when the yen strengthens, and in view of past history where the yen had a rising or a weakening trend independently, the benefit of diversification of currency itself has been limited. In such a situation, this fund will provide to individual customers with profit opportunities from the fluctuation of various currencies regardless of the level of the yen.

The subscription period of the fund is to be from June 1 until July 27. In many cases with the sale of investment trust funds, a sales charge is charged separately from the amount of investment proceeds upon subscription. However, this fund will not to charge a separate fee, but gradually deduct it from the balance of investments over the process of long-term investment. Accordingly, this will enable all the proceeds to be invested into the fund.

Shinsei Bank intends to provide customers with high quality investments by introducing various types of investment funds such as this to bring them high added value in the future.

Attachment

FX Concepts Limited ("FX")

FX was established in 1981 as a currency research company by John Taylor, who is the present Chairman and CIO (Chief Investment Officer). In 1987 the Company was entrusted with fund investment from the pension fund of Eastman Kodak (in the U.S.) to commence investment in currency overlay. Since then, the Company has been entrusted with investments from top-ranking clients all over the world as an "independent investment company (boutique house) specializing in currency investment", and outstanding investment assets under the Company's management stand at about 1 trillion yen as of March 2004. The investment products of FX comprise a currency overlay investment type (started in 1987) and an absolute profit seeking investment type (started in 1989), both of which have the longest track record in the world. Thus, the Company can be said to be a "long-established company" in currency investment. In terms of investment performance based on TASS's ranking, FX has an overwhelming record showing that two of its funds ranked in the top five in 2002, and four funds in the top five in 2003. FX has a excellent reputation in investment management in Japan, and accordingly Japanese pension funds and banks have already entrusted the Company with a total of more than 100 billion for currency overlay investment and absolute profit seeking investment.

FX operates as its management strategy the so-called "boutique house" management, emphasizing performance instead of increasing investment assets under control, and it has three soft-closed funds (no new investment funds are in principle to be accepted) out of four strategic funds of absolute profit seeking funds.

Investment by FX is characterized as one based on models, and the three models thoroughly developed by the Company in 1980s and thereafter presently cover all the important characteristics of the currency markets comprising their trends, interest rates and volatility (to sharply differentiate from other peers).

This is the first time an FX's investment product has been offered to individual investors as a separate investment trust fund for sale to the public.

Barclays Group

Barclays Group is an international financial service group located in Britain mainly operating banking, investment banking and asset management business. In terms of a size of assets, Barclays is one of the largest financial service groups in Britain. In terms of market capitalization, the Group ranks 9th among world banks as of the end of Fiscal 2003. The Group is also developing business globally utilizing sound financial fundamentals and creditworthiness proved by high ratings such as AA and Aa1 (S&P and Moody's), and providing services of the highest level to multi-national companies and financial institutions at the main financial centers in each country.

Barclays has a business history of more than 300 years since establishment, with 74,800 employees worldwide and 2,916 business offices (including Woolwitch P.L.C.) in 60 countries (as of December 31, 2003).

Profit before tax of the Group in Fiscal 2003 stood at £3,804.5 million. The return on shareholders' equity at the fiscal year was 17% and earnings per share increased 26% from the previous fiscal year. Furthermore, Tie 1 capital (core capital) stood at 7.9%.

The Group presently operates seven international business groups so as to respond to the needs of customers for financial services worldwide and establish efficient business areas.

Exhibit A-4

May 24, 2004

Company Name: Shinsei Bank, Limited

Name of representative:
Masamoto Yashiro
President & CEO
(Code: 8303 TSE First Section)

Announcement Regarding Settlement Agreement On Lawsuits

Shinsei Bank, Limited (the "Bank") hereby announces that, regarding the action for damages against the Bank, which was resumed by EIE International Corporation (the "Plaintiff") in the court of the Commonwealth of the Northern Mariana Islands (Saipan) (See "Announcement Regarding Receipt of the Notice of the Filing of the Complaint" dated March 9, 2004 and its Supplement dated March 23, 2004) (the "Action"), on May 23, 2004, the Bank has agreed to a settlement with the Plaintiff and its related parties of all disputes related to on-going lawsuits in or outside of Japan including the Action (the "Settlement").

The Settlement shall become effective upon the condition precedent that the Tokyo District Court gives the Plaintiff its permission and consent to enter into the Settlement.

1. Course of the Action from the Resumption to the Settlement

On or around March 8, 2004, EST, copies of the Summons (dated March 3, 2004) and the First Amended Complaint (dated April 15, 2002) with respect to the Action were delivered to the New York Representative Office of the Bank, in New York, U.S.A, by the Plaintiff's attorneys in Saipan. On March 23, 2004, another set of copies of the Summons and the First Amended Complaint above was served upon the Bank at its headquarters by way of a special service via the 5th Civil Division of the Tokyo District Court pursuant to the Hague Convention (Convention On the Service Abroad Of Judicial And Extrajudicial Documents In Civil Or Commercial Matters).

The Bank believes that it has sufficient grounds to defend against the Plaintiff's claims and has defended itself appropriately. However, because the Bank believes that an early resolution of the disputes is desirable, given that the Action and all other disputes which are subject to the Settlement relate to the matters that occurred during the period of the former LTCB, and considering the prolonged burden of financial and human rescources which the Bank shall incur in handling the lawsuits in various

jurisdictions both in or outside of Japan and other factors, the Bank has decided to settle with the Plaintiff and its related parties.

The Settlement is not an admission of the liability of the Bank, its current or past directors, officers or employees.

2. Terms of the Settlement

As a settlement money, the Bank will pay ¥21.8 billion to the trustee in bankruptcy for the Plaintiff upon the closing date (June 16, 2004). Provided, however, the Bank intends that the payment of the entire settlement money be contingent on the implementation of obligations of the Plaintiff and its related parties under the terms of the Settlement. As a part of the obligations under terms of the Settlement, the Action and all other lawsuits, existing between the Bank and the Plaintiff and its related parties, will be voluntarily dismissed.

3. Prospects

Under the Share Purchase Agreement dated February 9, 2000, which was entered into by and among the Deposit Insurance Corporation of Japan (the "DIC"), New LTCB Partners C.V. and the Bank, the Bank has litigation-related indemnities by the DIC, including a general indemnity for costs incurred in legal proceedings relating to matters arising before March 1, 2000. Such indemnities are for amounts exceeding a threshold amount equal to ¥5 billion with respect to specified losses, including litigation costs. The Bank established a ¥5 billion reserve to cover this threshold amount, in the fiscal year ended March 31, 2001. The Bank believes that the entire settlement money should be covered by the DIC's indemnity under the Share Purchase Agreement above. However, in view of the process to the Settlement, the Bank intends not to seek indemnity of ¥4.4 billion, among the entire settlement money, from the DIC. As to the remaining ¥17.4 billion, the Bank intends to seek indemnity from the DIC. However, there is no guarantee that no dispute will arise between the Bank and the DIC regarding the scope of the DIC's indemnity or the method of the payment thereof.

Exhibit B-1

INFORMATION

SHINSEI BANK

SHINSEI BANK, LIMITED
1-8, Uchisaiwaicho 2-Chome, Chiyoda-ku, Tokyo 100-8501 Japan
TEL: 03-5511-5111

For Immediate Release

Shinsei Bank Announces Executive Assignment Changes

Tokyo (Thursday, April 1, 2004) – Shinsei Bank, Limited ("Shinsei Bank") today announced the following executive assignment changes, effective April 1, 2004.

Mr. K. Sajeeve Thomas, Corporate Executive Officer and Head of the Retail Banking Group and General Manager of the Retail Business Division, becomes Corporate Executive Officer and Head of the Retail Banking Group and General Manager of the Retail Business Division. (The Japanese name of the Retail Business Division is to be changed, effective April 1, 2004.)

Mr. Satoru Katayama, Corporate Executive Officer and General manager of the Retail Sales Sub-Group, becomes Corporate Executive Officer and Deputy Head of the Retail Banking Group.

Exhibit B-2

INFORMATION

SHINSEI BANK

SHINSEI BANK, LIMITED
1-8, Uchisaiwaicho 2-Chome, Chiyoda-ku, Tokyo 100-8501 Japan
TEL: 03-5511-5111

For Immediate Release

Shinsei Bank Announces Executive Retirement

Tokyo (Monday, April 5, 2004) – Shinsei Bank, Limited ("Shinsei Bank") today announced the following executive retirement, effective April 15, 2004.

Mr. Hidebumi Mori will retire as Corporate Executive Officer and Senior Managing Director of Shinsei Bank, and become Chairman and President of Shinsei Securities Co., Ltd., effective April 15, 2004.

Exhibit B - 3

INFORMATION

SHINSEI BANK

SHINSEI BANK, LIMITED
1-8, Uchisaiwaicho 2-Chome, Chiyoda-ku, Tokyo 100-8501 Japan
TEL: 03-5511-5111

For Immediate Release

Development and Sales of Absolute Return Fund Based on Currency Investment by Shinsei Bank, FX Concepts and Barclays Group

- With 80% or more of principal protection -

Tokyo (Tuesday, May 18, 2004) --- Shinsei Bank, Limited ("Shinsei Bank") today announced that it agreed to the development and exclusive sale by Shinsei Bank of a Yen denominated investment product seeking absolute return (with 80% or more of the original principal protection) jointly with FX Concepts Limited ("FX") and Barclays Group.

FX manages a yen-denominated absolute return fund using foreign currency market instruments. This fund aims to generate stable earnings by diversifying investment over currencies of 11 developed countries and at the same time, making strategy diversification using three models based on source of earnings comprising trend, interest differentials and option premiums. The fund is basically managed by systematic investment, but risk events not easily reflected in standard models, such as geopolitical risks (terrorist attacks and such) are to be considered at the final investment decisions.

In addition, Britain's Barclays Group is providing the necessary structure to secure the principal amount (or a specified floor). Specifically, Barclays conducts dynamic rebalancing so-called portfolio insurance between the fund managed by FX and stable investment in short-term financial instruments, and Barclays Bank (rating: S&P: AA, Moody's: Aa1, Fitch: AA+) is to secure all or part of the principal through its guarantee to be granted to the funds. The level at which the principal is to be secured by the guarantee is to be 80% of the original yen-denominated amount of principal, and thereafter, this is structured to have the potential of being stepped up to 100% depending upon the future status of investment.

In recent years, it has become common practice for individual customers to diversify their assets into foreign currency-denominated types, and furthermore, many people now consider foreign currencies movements themselves as investment instruments. However, normal holdings of foreign currency-denominated assets alone simply bring profit when the yen weakens or loss when the yen strengthens, and in view of past history where the yen had a rising or a weakening trend independently, the benefit of diversification of currency itself has been limited. In such a situation, this fund will provide to individual customers with profit opportunities from the fluctuation of various currencies regardless of the level of the yen.

The subscription period of the fund is to be from June 1 until July 27. In many cases with the sale of investment trust funds, a sales charge is charged separately from the amount of investment proceeds upon subscription. However, this fund will not to charge a separate fee, but gradually deduct it from the balance of investments over the process of long-term investment. Accordingly, this will enable all the proceeds to be invested into the fund.

Shinsei Bank intends to provide customers with high quality investments by introducing various types of investment funds such as this to bring them high added value in the future.

Attachment

FX Concepts Limited ("FX")

FX was established in 1981 as a currency research company by John Taylor, who is the present Chairman and CIO (Chief Investment Officer). In 1987 the Company was entrusted with fund investment from the pension fund of Eastman Kodak (in the U.S.) to commence investment in currency overlay. Since then, the Company has been entrusted with investments from top-ranking clients all over the world as an "independent investment company (boutique house) specializing in currency investment", and outstanding investment assets under the Company's management stand at about 1 trillion yen as of March 2004. The investment products of FX comprise a currency overlay investment type (started in 1987) and an absolute profit seeking investment type (started in 1989), both of which have the longest track record in the world. Thus, the Company can be said to be a "long-established company" in currency investment. In terms of investment performance based on TASS's ranking, FX has an overwhelming record showing that two of its funds ranked in the top five in 2002, and four funds in the top five in 2003. FX has a excellent reputation in investment management in Japan, and accordingly Japanese pension funds and banks have already entrusted the Company with a total of more than 100 billion for currency overlay investment and absolute profit seeking investment.

FX operates as its management strategy the so-called "boutique house" management, emphasizing performance instead of increasing investment assets under control, and it has three soft-closed funds (no new investment funds are in principle to be accepted) out of four strategic funds of absolute profit seeking funds.

Investment by FX is characterized as one based on models, and the three models thoroughly developed by the Company in 1980s and thereafter presently cover all the important characteristics of the currency markets comprising their trends, interest rates and volatility (to sharply differentiate from other peers).

This is the first time an FX's investment product has been offered to individual investors as a separate investment trust fund for sale to the public.

Barclays Group

Barclays Group is an international financial service group located in Britain mainly operating banking, investment banking and asset management business. In terms of a size of assets, Barclays is one of the largest financial service groups in Britain. In terms of market capitalization, the Group ranks 9th among world banks as of the end of Fiscal 2003. The Group is also developing business globally utilizing sound financial fundamentals and creditworthiness proved by high ratings such as AA and Aa1 (S&P and Moody's), and providing services of the highest level to multi-national companies and financial institutions at the main financial centers in each country.

Barclays has a business history of more than 300 years since establishment, with 74,800 employees worldwide and 2,916 business offices (including Woolwitch P.L.C.) in 60 countries (as of December 31, 2003).

Profit before tax of the Group in Fiscal 2003 stood at £3,804.5 million. The return on shareholders' equity at the fiscal year was 17% and earnings per share increased 26% from the previous fiscal year. Furthermore, Tie 1 capital (core capital) stood at 7.9%.

The Group presently operates seven international business groups so as to respond to the needs of customers for financial services worldwide and establish efficient business areas.

Exhibit B-4

May 24, 2004

Company Name: Shinsei Bank, Limited

Name of representative:
Masamoto Yashiro
President & CEO
(Code: 8303 TSE First Section)

Announcement Regarding Settlement Agreement On Lawsuits

Shinsei Bank, Limited (the "Bank") hereby announces that, regarding the action for damages against the Bank, which was resumed by EIE International Corporation (the "Plaintiff") in the court of the Commonwealth of the Northern Mariana Islands (Saipan) (See "Announcement Regarding Receipt of the Notice of the Filing of the Complaint" dated March 9, 2004 and its Supplement dated March 23, 2004) (the "Action"), on May 23, 2004, the Bank has agreed to a settlement with the Plaintiff and its related parties of all disputes related to on-going lawsuits in or outside of Japan including the Action (the "Settlement").

The Settlement shall become effective upon the condition precedent that the Tokyo District Court gives the Plaintiff its permission and consent to enter into the Settlement.

1. Course of the Action from the Resumption to the Settlement

On or around March 8, 2004, EST, copies of the Summons (dated March 3, 2004) and the First Amended Complaint (dated April 15, 2002) with respect to the Action were delivered to the New York Representative Office of the Bank, in New York, U.S.A, by the Plaintiff's attorneys in Saipan. On March 23, 2004, another set of copies of the Summons and the First Amended Complaint above was served upon the Bank at its headquarters by way of a special service via the 5th Civil Division of the Tokyo District Court pursuant to the Hague Convention (Convention On the Service Abroad Of Judicial And Extrajudicial Documents In Civil Or Commercial Matters).

The Bank believes that it has sufficient grounds to defend against the Plaintiff's claims and has defended itself appropriately. However, because the Bank believes that an early resolution of the disputes is desirable, given that the Action and all other disputes which are subject to the Settlement relate to the matters that occurred during the period of the former LTCB, and considering the prolonged burden of financial and human rescources which the Bank shall incur in handling the lawsuits in various

jurisdictions both in or outside of Japan and other factors, the Bank has decided to settle with the Plaintiff and its related parties.

The Settlement is not an admission of the liability of the Bank, its current or past directors, officers or employees.

2. Terms of the Settlement

As a settlement money, the Bank will pay ¥21.8 billion to the trustee in bankruptcy for the Plaintiff upon the closing date (June 16, 2004). Provided, however, the Bank intends that the payment of the entire settlement money be contingent on the implementation of obligations of the Plaintiff and its related parties under the terms of the Settlement. As a part of the obligations under terms of the Settlement, the Action and all other lawsuits, existing between the Bank and the Plaintiff and its related parties, will be voluntarily dismissed.

3. Prospects

Under the Share Purchase Agreement dated February 9, 2000, which was entered into by and among the Deposit Insurance Corporation of Japan (the "DIC"), New LTCB Partners C.V. and the Bank, the Bank has litigation-related indemnities by the DIC, including a general indemnity for costs incurred in legal proceedings relating to matters arising before March 1, 2000. Such indemnities are for amounts exceeding a threshold amount equal to ¥5 billion with respect to specified losses, including litigation costs. The Bank established a ¥5 billion reserve to cover this threshold amount, in the fiscal year ended March 31, 2001. The Bank believes that the entire settlement money should be covered by the DIC's indemnity under the Share Purchase Agreement above. However, in view of the process to the Settlement, the Bank intends not to seek indemnity of ¥4.4 billion, among the entire settlement money, from the DIC. As to the remaining ¥17.4 billion, the Bank intends to seek indemnity from the DIC. However, there is no guarantee that no dispute will arise between the Bank and the DIC regarding the scope of the DIC's indemnity or the method of the payment thereof.

Exhibit C-1

March 23, 2004

Company Name: Shinsei Bank, Limited
Name of representative:
Masamoto Yashiro
President & CEO
(Code: 8303 TSE First Section)

Announcement Regarding Receipt of the Notice of the Filing of the Complaint (Supplement)

As we informed you by way of our "Announcement Regarding Receipt of the Notice of the Filing of the Complaint" dated March 9, 2004, on or around March 8, 2004, EST, copies of the Summons (dated March 3, 2004) and the First Amended Complaint (dated April 15, 2002) in the action for damages filed against Shinsei Bank, Limited ("the Bank") as a defendant (in the court in the Commonwealth of the Northern Mariana Islands (Saipan)) were delivered to the New York Representative Office of the Bank, in New York, U.S.A, sent from attorneys in Saipan acting on behalf of the bankruptcy trustee of EIE International Corporation which was declared bankrupt by the Tokyo District Court. This time, on March 23, 2004, another set of the Summons and the First Amended Complaint, which were identical to those the Bank received on March 9, 2004, were served upon the Bank at its headquarters by way of special postal delivery through the 5th Civil Division of the Tokyo District Court pursuant to the Hague Convention on the Service Abroad of Judicial and Extra-Judicial Documents in Civil and Commercial Matters.

[Annex A]

BRIEF DESCRIPTION OF JAPANESE DOCUMENTS

Extraordinary Report dated March 23, 2004

An extraordinary report is required under the Securities and Exchange Law to be filed in connection with certain events that will have a material effect on a company's consolidated results, including, certain securities offerings. The extraordinary report thereto was filed in connection with Shinsei's receipt of official service of the notice of the filing of the complaint. The substance is the same as a press release as attached hereto as Exhibit C-1.

BRIEF DESCRIPTION OF JAPANESE DOCUMENTS

Extraordinary Report dated April 4, 2004

An extraordinary report is required under the Securities and Exchange Law to be filed in connection with certain events that will have a material effect on a company's consolidated results including, . certain securities offerings. The extraordinary report thereto was filed in connection with the retirement of Mr. Hidebumi Mori from Shinsei's representative director, senior management director and corporate executive officer to become a president of Shinsei Securities Co. Ltd. The substance is the same as a press release as attached hereto as Exhibit A-3.

BRIEF DESCRIPTION OF JAPANESE DOCUMENTS

Extraordinary Report dated May 24, 2004

An extraordinary report is required under the Securities and Exchange Law to be filed in connection with certain events that will have a material effect on a company's consolidated results including, certain securities offerings. The extraordinary report thereto was filed in connection with Shinsei's announcement regarding settlement agreement on lawsuits. The substance is virtually the same as a press release as attached as Exhibit A-5.